Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

August 27, 2021

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alan Campbell Celeste Murphy David Burton Jeanne Baker

Re:	LumiraDx Limited Amendment No. 1 to Registration Statement on Form F-4 Filed August 20, 2021 File No. 333-257745

Ladies and Gentlemen:

On behalf of our client, LumiraDx Limited (the “Company” or “LumiraDx”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to the Registration Statement on Form F-4 (the “Amended F-4”) contained in the Staff’s letter dated August 24, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Amended F-4 and is submitting an Amendment No. 2 to the Registration Statement on Form F-4 (the “Amendment No. 2”) together with this response letter. The Amendment No. 2 also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amendment No. 2 submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP. In addition to submitting this letter via EDGAR, we are sending via email a copy of each of this letter and the Amendment No. 2 (marked to show changes from the Amended F-4).

Amendment No. 1 to Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Statements, page 218

1.

As disclosed on page 7, we note that you have revised your Sponsor Agreement such that if fifty percent or less of CAH common stock sold in CAH’s initial public offering is redeemed, then the sponsor shall retain its entitlement to one hundred percent of its CAH founder shares and LMDX common shares to be issued upon conversion of the sponsor’s founder shares, subject to vesting conditions. Please explain any accounting implications of these vesting terms and address the need to include any pro forma impact of the revised Sponsor Agreement.

RESPONSE: The Company respectfully advises the Staff that the Sponsor’s founder shares subject to vesting conditions will be accounted for as an expense at the date of acquisition in accordance with IFRS 2. The Company has revised the pro forma disclosures on pages 228-229 of the Amendment No. 2 in response to the Staff’s comment.

In addition, please note upon review of the conversion of the Company’s Series B Preferred Shares, the Company identified an error in the Amended F-4. The conversion ratio and all impacted share counts and ownership values have been updated slightly to reflect the correction of this error.

Sincerely,

/s/ Paul R. Rosie
Paul R. Rosie

cc:	Ron Zwanziger, Chief Executive Officer, LumiraDx Limited

Veronique Ameye, Esq., Executive Vice President & General Counsel, LumiraDx Limited

Edwin M. O’Connor, Esq., Goodwin Procter LLP